UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Intelsat Jackson Holdings S.A. Senior Secured Notes Offering

On March 29, 2016, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), an indirect wholly-owned subsidiary of Intelsat S.A., issued $1,250,000,000 aggregate principal amount of 8% Senior Secured Notes due 2024 (the “Notes”) pursuant to an indenture dated March 29, 2016, among Intelsat Jackson, as issuer, Intelsat (Luxembourg) S.A. as the parent guarantor, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee (the “Indenture”).

Guarantees. The Notes are guaranteed by Intelsat (Luxembourg) S.A. (the “parent guarantor”) and all of Intelsat Jackson’s subsidiaries that guarantee Intelsat Jackson’s obligations under the credit agreement governing its senior secured credit facilities (the “subsidiary guarantors”).

Security. The Notes and related guarantees will be secured by a first priority security interest in, subject to certain permitted liens, substantially all of the existing and future assets of Intelsat Jackson and the subsidiary guarantors, and, in the case of the parent guarantor, the capital stock of Intelsat Jackson owned by the parent guarantor, which assets will continue to secure loans under the credit agreement governing its senior secured credit facilities.

Use of Proceeds. The net proceeds from the Notes are expected to be used by Intelsat Jackson for general corporate purposes, which may include repayment of indebtedness, capital expenditures and working capital. Intelsat Jackson also expects to use a portion of the proceeds to pay fees and expenses related to the offering.

Covenants. The Indenture contains covenants that include, among other things: a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to incur or guarantee additional debt or issue disqualified or preferred stock; a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to pay dividends, make other equity distributions or repurchase or redeem capital stock; a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to make certain investments; a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to enter into transactions with affiliates; a limitation on merger, consolidation, amalgamation and sale of assets applicable to Intelsat Jackson and subsidiary guarantors, if any; and a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to incur liens on any of Intelsat Jackson’s assets securing other indebtedness.

Events of Default. The Indenture also contains events of default with respect to: default in payments of interest after a 30-day grace period or a default in the payment of principal when due; subject to a certain exceptions, default in the performance of any covenant in the applicable Indenture that continues for more than 60 days after notice of default has been provided to Intelsat Jackson; failure to make any payment when due, including applicable grace periods, under any indebtedness for money borrowed by Intelsat S.A., Intelsat Jackson or a significant subsidiary thereof having a principal amount in excess of $75.0 million; the acceleration of the maturity of any indebtedness for money borrowed by Intelsat S.A., Intelsat Jackson or a significant subsidiary thereof having a principal amount in excess of $75.0 million; failure by Intelsat S.A., Intelsat Jackson or a significant subsidiary thereof to pay final judgments aggregating in excess of $75.0 million, which judgments are not discharged, waived or stayed for 60 days; and certain events of bankruptcy, insolvency or reorganization of Intelsat S.A., Intelsat Jackson or a significant subsidiary thereof; and certain collateral defaults.

Optional Redemption. The Notes are redeemable on the dates, at the redemption prices and in the manner specified in the Indenture.

The foregoing summary is qualified in its entirety by reference to the Indenture, a copy of which is attached hereto as Exhibit 99.1.

Exhibits.

Exhibit No.	Document Description

99.1	Indenture, dated as of March 29, 2016, among Intelsat Jackson Holdings S.A., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (including the form of the Notes).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: March 29, 2016	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President and Chief Financial Officer